Exhibit 16.2

[Ernst & Young Logo]


September 2, 2003


Mr. Christopher W. Wolf
Executive Vice President and Chief Financial Officer
Catalina Marketing Corporation
200 Carillon Parkway
St. Petersburg, FL 33716-2325

Dear Mr. Wolf:

As you know, Catalina Marketing Corporation (the Company) filed a Form 8-K on August 26, 2003, regarding Ernst & Young's ("E&Y") resignation as auditors wherein the Company stated "From the date of E&Y's engagement through the date of its resignation, there were no "reportable events" as described in Item
304(a)(1)(v) of Regulation S-K, or disagreements  with E&Y ............,  except as described below." The Form 8-K then described a number of matters brought to the Company's attention by E&Y that were exceptions to the lead-in statement.

In a discussion late on the afternoon of Friday, August 29, 2003, with the Company's attorneys (Jonathan Tuttle, Phil Parker and Barry Brooks), we were informed for the first time that they believed it was the Company's intent for the Form 8-K disclosures to mean there were no disagreements with E&Y and, further, that E&Y concurred.

At the time E&Y delivered its letter to the Company indicating agreement with the Company's Form 8-K disclosures and up to the time of the discussion referred to above, E&Y assumed the Company intended the list of noted exceptions to include both disagreements and reportable events.

We are requesting clarification of the Company's intent related to this matter in order to evaluate the need to amend our response letter to the Company's Form 8-K. We believe that one of the noted exceptions in the Company's Form 8-K (accounting for customer contracts with exclusivity provisions) constituted a disagreement between the Company and E&Y. Accordingly, the Company may also wish to evaluate whether its Form 8-K disclosures should be amended.

Please advise at your earliest convenience.

                                            Regards,

                                            /s/ Jane O. Salter
                                            Jane O. Salter
                                            Partner